Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

This Management’s Discussion and Analysis is prepared as of November 23, 2012

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 23, 2012 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 17 in the Financial Statements. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

  revenue, cash flow and cost estimates and assumptions;

  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

  project economics;

  future metal prices and exchange rates;

  mineral reserve and mineral resource estimates; and

  production timing.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  additional financing requirements;

  history of losses and ability to continue as a going concern;

  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;

  metals price volatility;

  difficulty enforcing certain judgments involving United States federal securities laws;

  the Company’s potential guarantee obligations under the proposed Project Loan Facility (as defined herein), if consummated;

  delays in the start-up of the Project 1 (defined herein) platinum mine which could result in a default under the Project Loan Facility, if consummated;

  the ability of the Company to retain its key management employees; conflicts of interest;

  any disputes or disagreements with the Company’s joint venture partners; failure of the Company or such joint venture partners to fund their obligations;

  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  property and mineral title risks including defective title to mineral claims or property;

  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

  the mineral exploration industry is extremely competitive;

  risks of doing business in South Africa, including but not limited to, labour, economic and political instability;

  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

  the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form (“AIF”) dated November 23, 2012 which is available electronically at www.sedar.com.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this MD&A are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with National Instrument 43 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43- 101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, President and Chief Executive Officer and a director of the Company. Mr. Jones is a “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.	DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Project 1 platinum mine (“Project 1”) is operated by the Company on an “owner managed-contractor” basis. As at August 31, 2012, the Company’s complement of managers, staff and consultants in Canada consisted of approximately 12 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consisted of approximately 40 individuals. A further seven individuals have been appointed as the owner’s team for the Project 1 platinum mine. As at August 31, 2012, underground mining contractor JIC Mining Services (“JIC”) had assigned approximately 151 people to the project. At August 31, 2012, civil contractors had approximately 118 people working on site at Project 1 assigned to construction of the South Box Cut, an ESKOM substation on site and perimeter security fencing. Of the approximately 316 people on site in South Africa at August 31, 2012, more than 40% were people from the local communities surrounding Project 1. In addition to the current complement of people working on site, engineering, procurement, construction and management (“EPCM”) contractor DRA Mining Pty Ltd. (“DRA”) completed its initial engagement with the Company for Phase 1 in mid-2012 and will re-assign certain personnel to Project 1 upon commencement of Phase 2.

General office space and support services in Canada and South Africa are unchanged in the year. In addition to its general office space, the Company utilizes facilities at the Company-owned Sundown Ranch property for mine site administration, site induction and staff services. The Company also uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1. An information technology and communication upgrade which began in mid-2011 to enhance the efficiency of data transmission within the Company is now complete, however the system will require ongoing revisions and updates as the Company continues to expand the facilities at the Project 1 site.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. During the year, the Company wrote off $0.41 million in deferred costs related to its Ontario properties. For more information on mineral properties, see below and Notes 5 and 6 of the Company’s Financial Statements.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

South African Properties

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty.) Ltd. (“Maseve”), a company owned 74% by PTM RSA and 26% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”).

Project 1 and Project 3

Project 1 and 3 - Activities in the year ended August 31, 2012

During the year ended August 31, 2012, the Company incurred $31.97 million in costs towards the development costs of Project 1. During the year ended August 31, 2012, the Company did not incur any costs on Project 3 (“Project 3”). In the prior year’s comparative period, total Project 1 and 3 expenditures amounted to $40.44 million. At August 31, 2012, the Company carries total deferred development costs related to Project 1 of $137.59 million and another $3.64 million related to Project 3. Wesizwe’s non-controlling 26% interest in Maseve is recorded at $38.59 million as of August 31, 2012.

The Company considers safety at the Project 1 platinum mine to be its first priority. The Company is pleased to report that to date approximately 950,000 man hours have been recorded with a lost time injury frequency rate of 0.21, reflecting very good safety performance. Regular training sessions and high standards and vigilance by all participants on site are key components to maintaining a safe work place.

In September 2011, a central box cut excavation, consisting of a concrete ramp, an 18 metre high wall and collars was completed on Project 1. Substantial surface infrastructure was also constructed.

In October 2011 the first undercut blasts to commence underground development were carried out. During the first fiscal quarter, underground mining contractor JIC mobilized to site to construct maintenance buildings and facilities, and then commenced work into the underground on the planned twin barrel decline system. As at the date of this MD&A, the conveyor belt decline and the equipment decline have both advanced more than 770 linear metres from the collar location. Nine cross cuts of 10 metres in length have also been completed between the declines, and another is in progress. Eight re-muck bays have been installed and sumps, ground support and steel sets have been installed at the collar. The Company has completed approximately 80% of the Phase 1 development, including the sinking of a twin decline into the central part of the Project 1 deposit.

The Phase 1 program was budgeted at approximately US$100 million, of which the Company will contribute US$74 million and US$26 million is being drawn down from the Escrowed Maseve Funds (defined below) held for Wesizwe’s share of costs. At present, Phase 1 of Project 1 is approximately 10 weeks behind original schedule at its commencement, but remains on budget based on work completed versus planned work for money spent. Schedule delays occurred as a result of the time taken to obtain permits, sub-optimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays then caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified.

As indicated by cover drilling, the first 30 to 50m vertical at the location of the central box cut and south box cut required substantial ground support consisting of roof bolts, resin injection, mesh and steel sets. Ground conditions at the portals are consistent with those found at the other shafts and declines operating in the vicinity. The central box cut excavation brings the working area down an access ramp from surface for 128m linear and 20m vertical to where the portals enter the underground. From the portal entrance the declines are now approximately 770m linear and approximately 137m vertical into the underground. Ground conditions have improved with depth as expected. After a training and ramp-up period from May 2012 to June 2012, crews are regularly achieving rates of face advance in each of the two headings at more than the planned 100m per month as described in the technical report entitled “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart (the “2009 UFS”).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Ancillary servicing for the central decline site, including buildings, piping, cabling, fencing and security, has been completed. A construction supply of 1.5 megavolt ampere (“MVA”) was installed to the property in 2012. Power lines and a sub-station at commercial scale have been installed and preparations for delivery of a 10 MVA supply are in progress. The transformers and switch gear for the 10 MVA supply have been delivered and installed. Commissioning of this 10 MVA service is expected in early 2013. A 10 MVA supply is sufficient for initial underground development and plant commissioning. The Company has paid deposits to South African power utility company ESKOM (“ESKOM”) of R51.71 million (approximately $6.08 million at August 31, 2012) of R142.22 million in estimated costs (approximately $16.73 million at August 31, 2012) for ESKOM’s work in designing infrastructure for the delivery of construction power and commercial production power to the property.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction and is expected to meet requirements for the foreseeable future. Delays in delivery of the full power supply are not anticipated at this time. See “Risk Factors”.

In October 2012, ESKOM announced that it will apply to the National Energy Regulator of South Africa for permission to raise tariffs by 16% per annum from 2013 to 2018. If approved, an annual 16% increase, which includes three percent to support independent power producers, would approximately double the cost of electricity per kilowatt hour by 2017. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

On April 4, 2012, Maseve was issued a letter of grant for a formal mining right for Project 1 (the “Mining Right”) by the Department of Mineral Resources of the Government of South Africa (“DMR”) and the Mining Right was notarially executed on the commencement date of May 15, 2012. The Mining Right shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The Mining Right can be renewed for periods of up to 30 years at a time). The Government of South Africa undertook a review, consultation and approval process, which was completed within 12 months of the Maseve’s formal mining right application. The grant of the Mining Right includes the approval of Maseve’s social and labour plan (“Social and Labour Plan”) and environmental management program.

In April 2012, Maseve posted an environmental rehabilitation guarantee of R58.5 million (approximately $7.56 million at the time) as a requirement of Maseve’s mining right application. In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR against the Company’s R58.5 million environmental guarantee for its Mining Right. A formal process for return of the full environmental guarantee amount of R58.5 million plus accrued interest is in process and Maseve expects return of these funds to it before the end of calendar 2012. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is returned and the third party arrangement will be wound up or renewed at Maseve’s election. Interest on deposits will accrue to Maseve and Maseve will pay an annual fee of approximately R600,000 to the insurer.

During the year geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company awarded a contract for earthworks and civil construction at the south decline site. This work commenced during the third fiscal quarter after the Mining Right was granted. As of the date of this MD&A, the south box cut is substantially complete and ready for the turn under into underground mining as soon as Phase 2 begins. The south decline box cut was added to the Phase 1 approved scope for construction and will be paid out of anticipated capital savings and/or deferrals from the Phase 1 budget. The approximate R30.0 million cost of the south box cut will be offset by the deferral to Phase 2 of a similar sized, Phase 1 budgeted, connection fee deposit to ESKOM. The connection fee is not due until 2014. During the period, the Company has also been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

In February 2012, the Company purchased three pieces of mobile equipment for addition to the fleet on site, utilizing savings recognized to date out of the Phase 1 budget to make the purchase. An underground dump truck and a load-haul-dump machine were delivered to site in February 2012. A double boom jumbo drill rig was delivered to site on April 2012. This equipment was acquired to provide back up for the existing fleet deployed on the development of the central declines and to ensure equipment is on site for the development of the southern declines. In addition to the above, a 2.2 MVA stand-by generator was purchased and delivered to site in March 2012.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of ore or concentrate produced from Project 1 and Project 3. Formal legal agreements are in the process of being drafted based on indicative terms that are not materially different than those modeled in the 2009 UFS; however, no assurances can be provided that the agreements will be finalized on such terms or at all.

Project 1 – Activities in the year ending August 31, 2011

In December 2010, the Company approved a US$100 million Phase 1 budget for the development of twin central declines into the Project 1 deposit, which is now underway as described above. The Company committed US$74 million against its 74% share of this budget. Phase 1 included the purchase of surface rights and facilities at a cost of R130.0 million (approximately $18.8 million at the time). The remainder of the Phase 1 budget is being applied for surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development. Work completed under the US$100 million Phase 1 budget is a component of the estimated total peak funding to build Project 1.

In December 2010, the Company appointed DRA as EPCM contractor for surface infrastructure and underground development. DRA has assigned approximately 30 full-time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore during Phase 1 construction. DRA’s scope of work includes engineering, design, construction management, administration and cost and schedule control.

In late March 2011, the Company received a positive record of decision from the DMR for its detailed underground development plans and environmental management program, including the taking of a bulk sample. The consent of the DMR requires compliance with underlying regulations related to health, safety and environment. An update to the public participation process, including project publication, placement of notices and public meetings with local government and interested and affected parties is underway.

In February 2011, Maseve posted an environmental rehabilitation guarantee in the amount of R9.47 million (approximately $1.30 million at the time) with The Standard Bank of South Africa under call to the DMR, a requirement of the Company’s bulk sample permit application, which was subsequently granted.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights and was granted the Mining Right on April 4, 2012. The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The granting of the Mining Right secured the Company’s mineral rights for Project 1 and Project 3. These mineral rights are recorded for platinum group metals, gold, silver, copper, chrome, nickel and cobalt. The Mining Right can be renewed for periods of up to 30 years at a time.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

A draft social and labour program for Project 1 was filed in April 2011 and was later approved by the DMR. The environmental management program for the Mining Right was also approved.

During February, March and April 2011, the Company conducted approximately 16,850 metres of infill drilling on the near surface portions of the Project 1 platinum deposit in order to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes. As a result of this work, refinements to the scheduled mining during the first three or four years of the planned Project 1 mine life were modeled and implemented.

Civil construction for Phase 1 began in May 2011, with the mobilization of civil contractor Wilson Bailey Holmes-Ovcon (“WBHO), who is responsible for major surface infrastructure excavation and construction. The box cut excavation was completed in mid-September 2012. WBHO executed the first undercut blasts to commence underground development in October 2012.

In July 2011, the Company awarded JIC the contract to develop the twin 1,200m underground decline tunnels into the center of the Project 1 platinum deposit. JIC took over underground development from WBHO in mid-October. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone platinum mine immediately adjacent to Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing 7,200 people. JIC has a good safety record and has invested in an accredited training facility near to Project 1. Total primary underground development cost for Phase 1 based on the JIC contract is estimated at R206.85 million (approximately $28.90 million on August 31, 2011). An initial pre-payment of R25.0 million (approximately $3.55 million on July 11, 2011) was released to JIC after JIC provided an appropriate form of performance guarantee. A further retention amount of R20.69 million ($2.94 million on July 11, 2011) was released to JIC approximately ten days later. JIC is paid according to progress invoicing.

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and was built at a scale capable of handling a volume of water suitable for full scale production for Project 1. The temporary water supply is now in service. An agreement between Maseve and Magalies for a permanent water supply of six ML/day is being negotiated and service is expected to begin when required in late 2013 or in 2014. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected demand in the future. The water off-take agreement with Magalies is in agreed form, has been signed by Maseve and is awaiting signature by Magalies. Although no assurances can be provided, the Company anticipates that the formal water off-take agreement will be fully signed by November 30, 2012.

In September 2011, the Company purchased an owner-controlled “Wrap-Up Liability” insurance policy (the “Wrap-Up Policy”) covering contractors and sub-contractors on the Project 1 work site until completion of the construction of the mine, including shaft complex, ramps, concentrator plant, tailings dam and all associated infrastructure. The Wrap-Up Policy period runs from June 24, 2012 and extends to no later than June 23, 2013 and provides coverage for up to R173.1 million (approximately US$25 million) of liability per accident, subject to industry standard terms, conditions and deductibles. The Company has also purchased “Course of Construction” insurance for Project 1 to cover up to R630 million in property value in the event of loss or damage during all construction phases, once again subject to industry standard terms, conditions and deductibles. The estimated cost for approximately three years of coverage for the above two policies is approximately $440,000. Additional insurance will still be required once Phase 2 construction commences and for mine operation. During 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international insurance brokerage firm.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Project 1- Financial Overview

The Company completed a definitive feasibility study in July 2008 (“2008 FS”) and the 2009 UFS in October 2009 for Project 1, which was at that time a portion of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar and a 10% discount rate, resulting in a pre-tax net present value of US$475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US$981 million on a 100% of project basis. The 2009 UFS model does not include escalation of costs or metal prices due to inflation. The base case also calculated a strong Internal Rate of Return (“IRR”) (pretax) of 23.54% ..

Average life-of-mine cash operating costs to produce concentrate was estimated at R525 per tonne (approximately US$65.66) of ore or R4,208 (approximately US$526.17) per 4E ounce on a life of mine basis in the 2009 UFS. Operating costs and underground development costs were increased from those in the 2008 FS primarily as a result of mining related cost including labour increases. The Merensky Reef (“MR”) layer will be mined in the first 13 years of production and the MR basket price per 4E ounce was modeled at US$1,185 (3 year trailing prices in October 2009) and US$1,025 (recent prices to October 2009). The Upper Group 2 Chromitite Layer or Reef (“UG2”) layer represents the balance of the production. The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices in October 2009) and US$1,068 (recent prices to October 2009). The model included a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with nine years at a steady state of production of 234,000 to 300,000 ounces per year (275,000 4E ounces per year on average over the nine year steady state period). The capital cost for the mine and concentrator complex were estimated at R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate was reduced from that in the 2008 FS by US$89 million as a result of changes in design to use mostly grid power rather than self-generated power and improvements in mine design.

A portion of the proceeds of the Company’s last equity financing completed in October 2010 were used to initiate a Phase 1 development and bulk sample program, budgeted at US$100 million, to begin sinking twin declines into the central part of the Project 1 deposit. Phase 1 funds are also being used to commence surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development. Such work included detailed implementation preparations, including working with the key potential contractors and suppliers of water and power.

Based on post-2009 UFS work completed by the Company, a revised cost budget estimate for inclusion in a financial model for the Lenders (as defined herein) was completed in April 2012. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program currently underway. Some aspects of the project are currently being priced at or below 2009 UFS level, while escalation is being seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

The revised estimate of peak funding takes into account the net results of cost escalation versus savings through operations, value engineering and favourable metal price movements. As at November 15, 2012, the Rand has weakened to approximately R8.93 to the US$ versus the 2009 UFS long term assumption of R8.00 to the US$. This has the effect of reducing the US$ denominated peak funding for the project. In addition, as at November 15, 2012, the Merensky basket price per 4E ounce is approximately US$1,307 as compared to the 3 year trailing market price (US$1,185 in September 2009) and the recent market price (US$1,025 in September 2009) cited in the 2009 UFS.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Costing and engineering estimates are ongoing as expected during project implementation. Indicators, based on current information, are that the revised peak funding requirements for Project 1 have not changed materially from the sensitivity ranges considered in the 2009 UFS. Current general estimates of steady state production remain unchanged. The Company has also concluded that the net effect of the above changes in costs and estimates, when included in a calculation of economic cut-off grade as part of an assessment of mineral reserves and mineral resources for Project 1, results in a non-material (less than 10%) reduction in mineral reserves from the estimates contained in the 2009 UFS.

The magnitude of potential ongoing cost increases are difficult to estimate. Anticipated changes in costs create risks that have not been estimated at feasibility levels as project construction advances; however, at this time the sensitivity levels for total costs in the 2009 UFS have not been exceeded. Many escalation risks are mitigated by the fact that the majority of the world’s platinum production comes from South Africa and its operating environment. The Company believes that, as a result of the concentration of world production in South Africa, increased project costs for the South African mining industry as a whole may result in higher prices, effectively passing such costs on to consumers.

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Maseve and PTM RSA to the Company will be 5% of dividends. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service.

On August 1, 2011, the Company entered into an agreement mandating a syndicate of banks to arrange for a US$260 million project finance loan to Maseve for the development of Phase 2 of Project 1 (the “Project Loan Facility”). Societe Generale, a major European bank and financial services company, later joined the group of lead arrangers consisting of Barclays Bank plc, together with its affiliate Absa Capital, The Standard Bank of South Africa Limited and Caterpillar Financial SARL (together, the “Lenders”). The Lenders have a global presence and direct platinum industry experience and the syndicate includes two of South Africa’s major banks.

The completion of technical, financial and legal due diligence by the Lenders was announced by the Company on October 12, 2012. As at the date of this MD&A, credit committee approval by the Lenders is not yet in place. If credit committee approval is obtained, commitment from the Lenders is expected to follow, following which the Project Loan Facility may advance to negotiation of definitive documentation. The Company expects that when executed, if at all, the execution of final loan documentation will be subject to certain conditions precedent, including, among other things, the Company securing additional equity funding, the execution of a concentrate off take agreement, the acquisition and maintenance of all requisite permits and licences, the establishment of an agreed metals hedging program and the completion of loan documentation.

The Company expects that the first draw down on the Project Loan Facility, if consummated and secured, will be subject to further conditions precedent, including a minimum of US$100 million having been spent on Project 1 by Maseve and a balance of Maseve’s share of forward project peak funding (referred to herein as “required additional equity”) being deposited into an equity account secured for use on Project 1. Of the expected required additional equity amount, the Company must provide 74%, while Wesizwe will be responsible for 26%. The amount will include a working capital requirement based on a “market stressed pricing model” applied by the Lenders at US$1,100 for platinum, US$400 for palladium, US$880 for gold and a significant discount to market for other payable metals such as rhodium, copper and nickel. Subject to the satisfaction of all conditions precedent, in the event that definitive documentation is executed and all required additional equity amounts are deposited in a designated equity account, the Company expects that the Project Loan Facility will be available to be drawn upon as required for construction of Project 1.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The requirement for the required additional equity as described above is in addition to the spending requirement of US$100 million on Project 1 currently in process, of which approximately $80 million has been spent to date.

The Company will also be required by the Lenders to provide a cost overrun facility for Project 1, of which the Company will be responsible for 74%. The Company’s share of these funds will be provided from the proceeds of an equity offering, or from a further loan facility or instrument. A further condition precedent to the Project Loan Facility is a guarantee from the Company of the obligations of Maseve thereunder and the provision by the Company, indirectly, of a pledge of its 74% interest in the capital of Maseve. See “Risk Factors”.

There is no certainty that the Project Loan Facility will reach financial close or that drawdown on the Project Loan Facility will occur. Failure by the Company to satisfy one or more conditions precedent, or an adverse material change or event, could result in the Project Loan Facility not being consummated, or if consummated, later terminated in accordance with the proposed terms thereof. In the event the Project Loan Facility is consummated, the Project Loan Facility is expected to have a maximum available term of eight years, as opposed to a term of nine years in the original terms as announced by the Company on August 2, 2011. In addition to an arrangement fee and a commitment fee, interest is expected to be payable on the balance of the Project Loan Facility withdrawn at a rate of LIBOR plus 5.0% pre completion, LIBOR plus 4.75% for two years post completion and LIBOR plus 5.25% from two years post completion until maturity.

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 40% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore operating costs, could occur. See “Risk Factors”.

Project 1 - Mineral Resources and Reserves

Cautionary Note to U.S. Investors with respect to the information below: The Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43 101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43 101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. The Company holds a 74% interest in the 4E ounces attributable to Project 1 and Project 3 as described above. New geo statistical information and ongoing mine design parameters resulting from recent infill borehole data, combined with modified modeling, mine construction steps and scheduling now completed, have not resulted in a material change to the reported mineral reserves and resources for Project 1.

Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Mineral reserves are a sub-set of measured and indicated mineral resources included in the UFS and take into account mining factors and are not in addition to the mineral resources.

Project 1 - Infrastructure and Metal Recovery

The 2009 UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld Igneous Complex operating on the same reefs. The plant is designed with circuits that can process MR, UG2 or a blended feed. The MR is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed on current terms, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of combined 4E on the MR and 82.5% on the UG2. Recoveries of 45% for nickel and 70% for copper are also modeled for the MR. Ruthenium and iridium are also included as minor contributors. Further metallurgical test work was completed in 2012 and was utilized by the Company for project implementation and negotiations on final off-take terms. The current metal recovery assumptions and indicative off-take terms are not materially different from those in the 2009 UFS.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The mine infrastructure in the 2009 UFS estimates includes the entire required surface infrastructure for a standalone mine including milling, concentrating and tailings facilities, as well as water, power, underground access and ventilation to establish full production.

Project 1 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Anglo”) (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and once contributed into the WBJV, became a part of Project 2. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

Under the terms of the original WBJV Agreement, upon a decision to mine the respective deemed capital contribution of each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGM ounces from the contributed properties comprising the WBJV. The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) and as to be agreed amongst the parties on a “Determination Date” as defined in the WBJV Agreement.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”).

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. The parties had agreed that upon dissolution the equalization due under the original WBJV Agreement would be paid and settled between the parties. On April 22, 2010, the Company paid an equalization amount due to Anglo of R186.28 million (approximately $24.83 million at the time), as required under the terms of the original WBJV Agreement.

At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, Wesizwe retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. This part of the transaction was treated as a transfer of a business interest between controlled entities and was transferred at cost for accounting purposes. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve.

Although the Company did not hold any of the mineral rights comprising Project 2, the Company had an 18.5% interest in Project 2 through the WBJV. In exchange for rescinding its 18.5% of Project 2, the Company effectively received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% . This was treated as a deemed sale of 18.5% of Project 2 and was valued at estimated fair market value of $65.42 million, resulting in an accounting gain of $45.62 million. For accounting purposes, the Company also accrued a deferred income tax liability of $22.5 million in relation to the deemed sale. This is a non-cash accrual for accounting purposes only, as the Company and its advisors have determined the deemed transaction is not a taxable event under the Income Tax Act of South Africa.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Under the terms of the Consolidation Transaction agreements, the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of August 31, 2012, approximately R273 million ($30.51 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow.

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1.

On August 12, 2010, the Company acquired the right to purchase the Sundown Ranch surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 platinum mine for R130.0 million (approximately $18.57 million at the time). The Company has assigned these rights to Maseve. The purchase price was part of the Phase 1 development budget for Project 1 as described above. The Company is in process of transferring additional surface rights over the project area, at cost, into Maseve in order to facilitate the development of Project 1.

Waterberg Venture, South Africa

Waterberg - Activities in the year ended August 31, 2012

Total cumulative project expenditures incurred to August 31, 2012 amounted to approximately $7.56 million, of which Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has funded approximately $4.25 million.

Drilling on the Waterberg project (“Waterberg Project”) has taken place throughout year resulting in the inferred mineral resources discussed. Drilling is currently continuing with ten machines on a roughly 250 metre grid, with several machines on 500 metre or greater step outs.

An approved 2012 budget for the Waterberg joint venture with JOGMEC was set at US$8.37 million, which is now nearing completion. Results of the above 2012 work program will be finalised and studied by the joint venture partners by December 2012, following which a budget for 2013 will be developed and approved. In the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012, prepared by Kenneth Lomberg (the “Waterberg Report”), the independent Qualified Person recommends a forward budget in the amount of $10.0 million of which the Company will be responsible for a combined 63% share.

Waterberg - Mineral Resources

Based on exploration and drilling results to end of July 2012, an initial 6.6 million ounce of platinum, palladium and gold (“3E”) inferred mineral resource estimate for the T- and F-layer mineralization on the property Ketting 368LR within the Waterberg Project area was announced by the Company on September 4, 2012. The mineral resource estimate considers the first 16 holes drilled on the project area, with deflections, completed to July 31, 2012. Since that time approximately another 28 holes, with deflections, have been completed or are in progress as at the date of this MD&A. Drilling with ten rigs continues.

The initial inferred mineral resource estimate covers the first 1.8km of T-layer and 2.8km of F-layer strike length starting from the southern boundary of the property position. The F mineralized layers have now been intercepted in boreholes up to 2.7km north of the initial mineral resource area

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The inferred mineral resource estimate includes both “T” and “F” mineralized layers. The most important layers are the three to six metre thick “T1” and “T2” layers. The “T” layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 48% palladium, 29% platinum and 23% gold. Within the “F” layer are two sub-layers which are approximately 5.25m thick on average, having an approximate metal split of 63% Palladium and 33% Platinum.

The “T” layers have been intercepted from 140m below surface to 1,375m deep. For the initial inferred mineral resource estimate, the “T” and the “F” layers have been modeled to 1,000m below surface depth. The “T” layers appear to truncate up-dip at 140m deep as they meet the overlying Waterberg sediments, while the “F” layers are intersected at 495m below surface and are expected to extend closer to surface.

The four main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at September 1, 2012):

Cautionary Note to U.S. Investors with respect to the information in the following tables and discussion: In the following tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

Layer	Tonnage	Thickness	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(Mt)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	10.49	2.85	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	16.25	3.46	1.10	1.82	0.92	3.84	29:47:24	2 001	0.18	0.09
Total T-layer	26.74	3.19				3.33	29:48:23	2 864
FH	18.10	4.63	0.80	1.48	0.09	2.37	34:62:4	1 379	0.03	0.12
FP	23.20	5.91	1.01	2.00	0.13	3.14	32:64:4	2 345	0.04	0.11
Total F-layer	41.30	5.27				2.80	31:57:12	3 724
Total Project	68.04	4.19	0.94	1.71	0.37	3.01		6 588

Notes:
(1)	The Qualified Person for the information in the table above, derived from the Waterberg Report, is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.
(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Aggregating the “T” and “F” layers, the deposit outlined and declared so far is estimated to contain the following inferred mineral resources: 3.73 million ounces of palladium; 2.05 million ounces of platinum; and 0.81 million ounces of gold.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg Project, a high level economic analysis was conducted which confirmed that the estimated mineral resource at Waterberg met this requirement.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The “T1”, “T2” and both “F” layers average three to six metres in thickness, as compared to the classic MR and UG2 Chromitite Layer which are traditionally mined with average thicknesses of approximately 1 to 1.4m each.

On November 5, 2012 the Company announced that new drill intercepts have approximately doubled the strike length of the Waterberg Project. The prospective geology with PGE mineralization has now been intercepted in drilling for approximately 5.5km of strike length (approximately North 40º East) along the eastern edge of the granted prospecting licences. The deposit remains open northward along strike and eastward up-dip where it runs onto prospecting licence areas under application to PTM RSA as described above. Results announced included 24.00 meters grading 4.32 g/t 2E +Au within a larger intercept of 58.00 meters of 2.98 g/t 2E+Au (Hole WB027). Results also include 11.5 meters grading 7.18 g/t 2E + Au (Hole WB031) and 8.5 meters of 4.8 g/t 2E+Au (Hole WB-034). These latest “F” layer intercepts are located on strike to the north of the area where the 6.6 million ounce inferred mineral resource estimate detailed above was identified. The grade-thickness on the “F” layers is increasing as exploration progresses to the north.

An approved 2012 budget for the Waterberg joint venture with JOGMEC was set at US$8.37 million, which is now nearing completion. This budget provided funding for:

  35,610 metres of drilling and sampling;

  airborne magnetic and radiometric surveys;

  a SQUITEM high sensitivity magnetic survey;

  acquisition and analysis of high resolution Landsat imagery;

  metallurgical studies and petrographic studies; and

  an initial resource calculation (which was completed and announced September 5, 2012).

Results of the above 2012 work program are expected to be finalised and studied by the joint venture partners by December 2012, following which a final budget for 2013 will be developed and approved by the joint venture partners. In the Waterberg Report, a forward budget in the amount of $10.0 million is recommended, of which the Company would be responsible for a combined 63% share. This recommended forward budget was derived through consultation between the Company’s technical staff and the independent Qualified Person, after which the independent Qualified Person formally recommended the forward budget in the Waterberg Report.

History of Acquisition

PTM RSA applied for a prospecting right for the Waterberg Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered an agreement (the “JOGMEC Agreement”) with JOGMEC and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the joint venture, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg Project (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg Project to 49.974% . Mnombo remains over 50% held for the benefit of historically disadvantaged South Africans as defined by the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) and the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and is a qualified black economic empowerment (“BEE”) corporation under the BEE Act.

In April 2012, JOGMEC completed its US$3.2 million earn-in requirement as described above and PTM RSA, Mnombo and JOGMEC became parties to an unincorporated joint venture regarding the Waterberg Project. Since that time, the Company has spent approximately US$4.44 million on exploration expenditures to September 30, 2012. Of this amount US$1.12 million was applied to Mnombo’s initial funding obligation and the balance of approximately US$3.32 million was applied to the Company’s and Mnombo’s ongoing 63% combined pro-rata share of costs. Post earn-in, JOGMEC, Mnombo and the Company approved a 2012 forward exploration budget for the Waterberg Project in the amount of US$8.37 million. The Company’s recent expenditure on behalf of the joint venture of approximately US$3.32 million on exploration as described above is a part of this approved budget. As of the date of this MD&A, JOGMEC has funded US$2.0 million of its US$3.10 million share of the 2012 forward exploration budget.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one farm for 3,938ha), north (one farm for 6,272ha) and east (one farm for 1,608ha) of the existing Waterberg Project. If granted by the DMR, these three new prospecting rights would cover a total of 118km2 will become a part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 255km2.

The Company has also applied to the DMR for further prospecting rights totaling 66,539ha adjacent to the north and east of the existing and applied for joint venture area. If granted by the DMR, this 665.39km 2 area of new prospecting rights would not be included in the existing joint venture. The Company would hold a direct 74% interest and Mnombo would hold a 26% interest in this new area, leaving the Company with an 86.974% effective interest. The Company currently owns no surface rights in the area of the Waterberg Project.

Non-Material Mineral Property Interests

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

South Africa

Exploration expenditures during the year ended August 31, 2012 on projects in South Africa other than Project 1 Project 3 and Waterberg totaled $0.49 million (August 31, 2011 - $1.68 million). During 2012 and 2011, all costs were recovered from joint venture partners.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the North Limb of the Bushveld Complex in South Africa. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 3E at a grade of 1.11 g/t with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The War Springs mineral resource is characterised by two distinct reef layers, termed the “B” and “C” reefs. Both reefs are typically greater than six metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400m, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200m of strike length on 250m spacing, combined with a review of economic cut-off, form the basis of the War Springs Report.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

In March 2009, the Company announced an option agreement with JOGMEC, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs project by incurring US$10 million in expenses over five years. Since March 2009 a total of 17,222m of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. During the year ended August 31, 2012, the drilling program was completed and JOGMEC indicated that it does not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

In 2007 and 2008, the Company conducted a new business generative program which included research and implementation, including the application for several new licence areas on or near to the Bushveld Complex. In 2008 and 2009, the Company was granted several new prospecting rights as a result of this work. In 2009, the Company entered into an exploration joint venture (the “Sable Joint Venture”) with Sable Platinum Mining (Pty) Ltd (“Sable”) with respect to new prospecting rights located at the eastern end of the Western Bushveld Complex encompassing 110.62km 2. The Sable Joint Venture has been converted from a contractual to a corporate joint venture and three of the four prospecting rights have been transferred to the joint venture company. Ministerial consent to transfer the fourth prospecting right is pending. The shares in the joint venture company are held by Sable as to 51%, Platinum Group as to 20% and a private BEE consortium, the members of which are Umnotho Platinum (Pty) Ltd and National Resources Empowerment Fund, as to 26%. The Company served as operator of the project until mid March 2012, at which time operatorship was transitioned to Sable. All exploration work to date on the Sable Joint Venture has been funded by Sable. The joint venture agreement contemplates that Sable will fund R42 million in exploration costs over four years on the basis that the funding for the first year is committed and Sable may elect to continue funding the subsequent years. Sable has funded approximately R9.57 million ($1.16 million) of the R42 million ($5.2 million) referred to in the joint venture agreement. Platinum Group is not required to fund the project until Sable has contributed R42 million. Thereafter Platinum Group would retain a 23% interest in the property with the BEE group holding a 26% interest. The joint venture agreement provides that it shall lapse in the event that Sable elects not to continue funding the exploration costs. Sable is in process of raising capital for further exploration on the project area as at the date of this MD&A.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

In July 2012, exploration results were announced from drilling conducted on the Sable Joint Venture property. 6400m of diamond drilling has been completed and a mineralized layer “New Reef” has been intersected at 129m on the Sable Joint Venture property with a thickness of 4.25m and a grade of 1.96 g/tonne 3E. The UG2 has also been intersected on Klipfontein at 1,945m with a thickness of 2.05m with an average grade of 2.64g/tonne 3E. The details of the drilling results are as follows:

		Depth	Pt	Pd	Au	2PGE+Au	Thickness
BHID	REEF	m	g/t	g/t	g/t	g/t	m
GAR001D0	New Reef	143	0.08	0.08	0.01	0.17	7.00
GAR003D0	New Reef	129	0.34	1.51	0.11	1.96	4.25
GAR004D0	New Reef	1,544	0.06	0.15	0.01	0.22	5.00
GAR007D0	New Reef	124	0.15	0.30	0.02	0.47	1.75
GAR001D0	UG2	500	0.15	0.03	0.01	0.19	1.00
GAR004D0	UG2	1,945	2.17	0.45	0.02	2.64	2.05
GAR006D0	UG2	1,177	3.46	1.01	0.04	4.51	0.21

GAR002 and GAR005 were collared behind the sub-crop position of these reef horizons. The layers are believed to be shallow dipping and therefore the true width is approximately 80-90% of the intercepts. No mineral reserves or mineral resources have been established on the Sable Joint Venture property.

Canada

Mineral property acquisition deferred during the year ended August 31, 2012 on projects in Canada totaled $nil (August 31, 2011- $0.35 million). Exploration costs incurred during the period ended August 31, 2012 for Canadian properties totaled $2.32 million (August 31, 2011- $1.05 million). During the year ended August 31, 2012, the Company wrote off the $0.41 million incurred to date on the Bark Lake, Dog River and Bullseye property.

Lac Des Iles, Ontario, Canada

The Company maintains a large mineral rights position in the Lac des Iles and Lac des Gras areas of the Thunder Bay Mining District, Ontario as a strategic holding against increasing prices for palladium and platinum. At the beginning of fiscal year 2012, the Company held 100% interest in a total of 625.12km 2 in this region; however during the year a number of peripheral claims totaling 69.44km 2 (not including Bark Lake discussed below) were dropped. The core long term holding in the Lac des Iles area consisting of the 11 claim Shelby Lake and South Legris properties has been maintained. These 11 claims are subject to 2.0% net smelter return (“NSR”) royalties, which the Company may buy back. Land holdings by the Company within the Thunder Bay Mining District currently total 553.68km 2. In addition, the Company retains a majority interest in the 63.5km 2 of mineral rights at the Agnew Lake property, within the Sudbury Mining District

The majority of the Company’s 553.68km 2 holdings in the Thunder Bay Mining District are made up of 515.84km 2 of new properties acquired by staking early in 2011, which were identified utilizing in house compilation and modeling of geophysics, geochemistry and work completed by the Company in the area over the past 10 years. All of these newly staked properties within the Thunder Bay Mining District were targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s core long term holding of 11 claims are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles mine where palladium is the dominant platinum group metal. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Recent exploration by other companies in the Thunder Bay area has demonstrated previously unexplored potential for platinum and palladium in pipe-like intrusions or conduits.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

To date, five of the 100% owned properties have been drill tested based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274m have been drilled in 17 holes, of which 2,891m in nine holes have been drilled on 100% owned properties.

Diamond drilling completed within the one year period ending August 31, 2012 totaled 1350m in five holes, four of which were on the Triangle Property and one on the Badger Property. Two of the holes on the Triangle Property were extensions of previously drilled holes for downhole geophysical surveys. In addition a 39 line km detailed VTEM survey was completed to define a chargeability high seen in the regional VTEM survey over the Triangle Property completed in the previous year. The diamond drilling and subsequent downhole geophysical surveys tested a chargeability high modeled from the detailed Versatile Time Domain Electro-Magnetics (“VTEM”) survey. A large Achaean gabbro suite was intercepted below the Proterozoic Logan Sills below the 230m depth. Of interest are assays of weakly anomalous chromium, nickel, copper, platinum and palladium in some of the Archean gabbro intercepted with drilling. The chargeability high remains unexplained to date.

To date none of the drilling by the Company on the younger intrusive targets has intersected the new type of platinum mineralization found in the district. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88,058 in acquisition and exploration costs incurred to date on these properties. No mineral reserves or mineral resources have been established on any of the properties. The Company is now considering its potential programs for the remainder of 2012 in Thunder Bay in context of its other Canadian and global exploration opportunities.

During the year ended August 31, 2012, the Company delivered notice to the vendors terminating the option agreement on Benton Resource Corp.’s (“Benton”) Bark Lake platinum palladium project (“Bark Lake”) located in the Thunder Bay North area. The Company retains no interest in the property. Prior to termination of the option, an initial cash payment of $35,000 was made to Benton and $289,572 was spent by the Company on exploration on the property. Work during the year ended August 31, 2012 consisted of a reconnaissance VTEM airborne geophysical survey and the drilling of 1383m in eight diamond drill holes. For the year ended August 31, 2012, the Company wrote off $324,572 in acquisition and exploration costs incurred to date on the Bark Lake property.

Northwest Territories, Canada

During the year ending August 31, 2012, $1.55 million in exploration costs were incurred on the Company’s Northwest Territories (“NWT”) exploration program. Costs include: research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, geology, diamond drilling and assays. No further exploration expenditures have been made to date.

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. A crown survey has been completed on the claims comprising the Providence property and the documentation has been submitted to the Mining Recorder in satisfaction of final requirements to convert the claims to lease. As at the date of this MD&A, the Company is awaiting final lease grant. To date, the first year lease payment and application fees have been paid. Total acquisition costs to date are $78,216.

The camp and associated land use permit have been purchased for an additional $20,000 from Arctic Star. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The property is comprised of 13 mineral claims totaling 133.66km 2 and is located approximately 70km west of the Diavik Diamond Mine, NWT. The property covers approximately 20km of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. The ultra-mafic suite of rocks known as the Providence Lake Belt are interpreted to be Komatiitic to ultramafic lavas or intrusive sills. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The ultramafic host to the mineralization is stratiform to a basaltic hanging wall and a metasediment footwall. The hanging wall basaltic flows contain intercalated sulphide-rich units. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and have been intercepted in drilling over a 75m strike length and down for 300m. The mineralized horizon has been drill tested over a 450m strike length to the east where disseminated sulphides with anomalous PGM values occur. One hole to the east intercepted a 50cm sill with anomalous PGM values at the base of the suite. The mineralized horizons remain open to depth and the eastern hole shows there is possibility of further horizon development along the belt.

The Company has completed the Phase 1 and Phase 2 diamond drilling programs as determined by the Company’s geologists for a total of 3150m in 14 holes. Exploration programs during the period consisted of camp supply, an 800 station gravity survey and diamond drilling with assays. Work on the property commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed. The field work was completed by August 15, 2012.

The following table details assay results for massive sulphide intercepts from the 2012 diamond drilling program at Providence:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-04	185.85	190.10	4.25	1.62	1.04	0.15	0.13	1.90	2.03
PR12-08	271.95	275.60	3.65	1.79	1.41	0.15	0.12	2.16	2.28
PR12-08	278.17	280.10	1.93	1.40	2.09	0.12	0.07	1.59	1.66

Notes:
(1)	True thickness is approximately 87% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115m vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth.

Significant grades from disseminated sulphide mineralization intercepts in the 2012 drilling program at Providence include:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-01	156.05	161.80	5.75	0.31	0.81	0.03	0.73	1.78	2.51
PR12-02	109.35	112.40	3.05	0.16	0.49	0.01	0.33	0.73	1.06
PR12-02	124.20	125.25	1.05	0.19	3.08	0.02	0.55	1.50	2.05
PR12-12	88.00	88.70	0.70	0.40	0.20	0.03	0.51	0.77	1.28

Notes:
(1)	True thickness is approximately 90% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing the results in order to make a decision on further exploration work. Future exploration programmes in the NWT will be dependent upon the Company’s future exploration priorities.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Year Ended August 31, 2012

For the year ended August 31, 2012, the Company incurred a net loss of $10.59 million (August 31, 2011 –loss of $8.89 million.) General and administrative expenses totaled $5.37 million (August 31, 2011 - $6.79 million). The Company’s employees in South Africa have been largely focused on the development of Project 1; therefore, these costs have been capitalized causing a reduction in general and administrative expenses although there has been a modest increase in the number of South African employees as compared to the same period last year. Stock compensation expenses totaled $2.01 million (August 31, 2011 - $6.91 million). Stock options were granted to directors, officers, employees and consultants in the current and comparative periods. The difference in expense resulted from changes in the number of stock options granted, share price volatility and interest rates. Foreign exchange loss during the year was $3.59 million (August 31, 2011– loss $0.01 million) as a result of the decreased value of cash balances held in Rand when translated to Canadian dollars at year-end. Other comprehensive loss for the year also increased as a result of the weaker Rand as assets carried in Rand in our South African subsidiaries were converted to their Canadian dollar value at year end. At September 1, 2011, the Rand was valued at approximately 0.1397 to the Canadian Dollar (R7.16 to the Canadian Dollar) versus 0.1176 (R8.54 to the Canadian Dollar) at August 31, 2012, a decrease of approximately 16%.

Interest earned in the year totaled $3.94 million as compared to $3.79 million in the comparative year. The higher interest earned is due to higher cash holdings.

Fourth Quarter of 2012

For the quarter ended August 31, 2012, the Company incurred a net loss of $3.56 million (August 31, 2011 – gain of $0.35 million.) In the prior year, the Company recorded a deferred income tax recovery, which resulted in the gain for the quarter ended August 31, 2011. Although, the Company has added employees, the Company’s general and administrative expenses have remained stable as new hires have been largely focused on the development of Project 1; therefore, these costs have been capitalized.

Foreign exchange losses have caused volatility in the Company’s net loss as the Company’s South African subsidiaries hold significant assets in South African Rand, which must be translated to Canadian dollars for presentation in the Company’s financial statement.

As the Company continues to execute its development plan for Project 1, the Company’s cash expenditures have been predominantly focused on this project, with $12.60 million spent in the quarter in respect of Project 1.

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

(In thousands of Canadian dollars, except for share data)

	Year ended Aug 31, 2012	Year ended Aug 31, 2011	Year ended Aug 31, 2010(5)
Interest income	$3,943(1)	$3,785(1)	$442(1)
Net (loss) income	($10,588)(2)	($8,892)(2)	$26,660(2)
Basic (loss) earnings per share	($0.06)(3)	($0.05)(3)	$0.29(3)
Diluted earnings (loss) per share	($0.06)(3)	($0.05)(3)	$0.28(3)
Total assets	$243,734(4)	$280,788(4)	$126,991(4)
Long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:
(1)

The Company’s only significant source of income during the years ending August 31, 2010 to 2012 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

In the year ended August 31, 2010, the Company recorded net income of $26.66 million. This was primarily due to gains of $2.80 million on sale of marketable securities and $45.62 million on the deemed sale for accounting purposes of an 18.5% interest in Project 2 of what was the WBJV. A $14.58 million future income tax charge was also associated with this gain.

(3)

Basic (loss) earnings per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)

Total assets increased between 2010 and 2011 primarily as a result of the Company’s increased cash balance and continued investment in mineral properties funded by completion of private placement equity financings. However, at August 31, 2012, the Company’s assets decreased compared to the year ending August 31, 2011 as a result of the weaker Rand, as assets carried in Rand in our South African subsidiaries were converted to their Canadian dollar value at year end.

(5)	The Company transitioned to IFRS from Canadian GAAP effective September 1, 2011. Therefore, the financial information for the year ending August 31, 2010 is stated in accordance with Canadian GAAP.

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending (3)	Interest & Other Income(1)	Net (Loss)	Basic (Loss) Earnings
		Income (2)	per Share
August 31, 2012	$823,419	($3,560,515)	($0.02)
May 31, 2012	$959,328	($2,206,471)	($0.01)
February 29, 2012	$1,078,128	$498,107	$0.00
November 30, 2011	$1,083,092	($5,320,030)	($0.03)
August 31, 2011	$1,805,073	$352,450	$0.01
May 31, 2011	$1,084,648	($2,619,602)	($0.01)
February 28, 2011	$730,640	($2,289,890)	($0.02)
November 30, 2010	$164,937	($4,335,209)	($0.03)

Explanatory Notes:
(1)

The Company earned interest income from interest bearing accounts. Quarterly interest income was higher in 2011 and 2012 than in past years due to higher cash balances on hand. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian dollars.

(2)

Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash income, expense or write-off charges. It is also significantly impacted by the movement of the Rand against the Canadian dollar as the Company holds a significant portion of its cash in Rand, which must be translated to Canadian dollars for financial statement presentation. The foreign exchange losses which had greatly affected the net losses in prior quarters were relatively stable in the quarter ended August 31, 2012 resulting in a more normalized net loss. However, the net loss was impacted by the write down an item of property, plant and equipment for $0.44 million. The quarter ended May 31, 2012 included a foreign exchange loss of $1.90 which was due to the weakening of the Rand against the Canadian dollar. In the quarter ended February 29, 2012, the movement of the rate had an opposite effect resulting in a gain on foreign exchange of $1.73 million. The quarter ended November 30, 2011 included a foreign exchange loss of $3.2 million as the Rand weakened in that quarter. The quarter end November 30, 2011 also included a non-cash expense for stock based compensation of $1.91 million. The quarter ended August 31, 2011 included a foreign exchange loss of $3.37 million due to the movement of the Rand against the Canadian dollar and an accrual for a future income tax recovery of $2.07 million related to mineral property expenditures. The quarter ended May 31, 2011 included a non-cash charge for stock based compensation in the amount of $2.9 million. The quarter ended November 30, 2010 included a non-cash charge for stock based compensation in the amount of $3.5 million.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

B)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)	Trend Information

Other than the financial obligations as set out in the table provided at Item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. A) “Results of Operations” above and at item F). “Liquidity and Capital Resources” below.

D)	Related Party Transactions

During the year, $168,000 (August 31, 2011 - $91,000) was paid to independent directors for directors fees and services. At August 31, 2012, $34,000 was included in accounts payable (August 31, 2011 - $15,000).

During the year, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Nextraction”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $139,700 (2011 - $126,000) during the period from Nextraction.

During the year, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson) and two common officers (R. Michael Jones and Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $102,000 (2011 - $102,000) during the period from WKM.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common (Eric Carlson). During the year, the Company accrued or paid Anthem $125,747 under the office lease agreement (2011 - $86,884).

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

E)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)	Liquidity and Capital Resources

Accounts receivable at year end totaled $4.70 million (August 31, 2011 - $1.84 million) being comprised mainly of value added taxes refundable in South Africa and amounts owed by joint venture partners. Accounts payable and accrued liabilities at period end totaled $7.78 million (August 31, 2011 - $5.98 million).

Apart from net interest earned on cash deposits during the year ended August 31, 2012 of $3.94 million (August 31, 2011 - $3.79 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2012 the Company had unrestricted cash and cash equivalents on hand of $17.67 million compared to $64.12 million at August 31, 2011. The decrease in cash since the comparative year is primarily due to the Company’s expenditures on Project 1 and to ongoing general and administration costs. At August 31, 2012 exchange rates, and including interest earned, an additional cash balance of $30.51 million (Aug 31, 2011 - $47.72) remained in escrow in a restricted cash account on behalf of Wesizwe. To August 31, 2012, a total of $19 million (August 31, 2011 – $9.5 million) has been applied from escrow against Wesizwe’s 26% share of project expenditures.

During the year ended August 31, 2012, the Company issued no common shares (August 31, 2011 –83,619,750); therefore, cash proceeds during the period were Nil (August 31, 2011 - $158.77 million). The proceeds in the period ended August 31, 2011 resulted primarily from a bought deal financing, including an over-allotment, for gross proceeds of $143.81 million on the issue of 70.15 million shares. Issue costs, including a 5.5% commission to the Agents and their legal costs, totaled $8.44 million. Cash proceeds from equity issuances are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses.

Proceeds from the 2010 financing were used to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R408.8 million (approximately $59 million as of January 14, 2011), thereby increasing the Company’s shareholding in Maseve to 74%. According to the terms of the April 22, 2010 reorganization of the WBJV, as noted above, this subscription amount was placed into escrow in Maseve in order to fund Wesizwe’s 26% ongoing share of project costs. The Company is also in the process of funding its 74% share of a Phase 1 development budget for Project 1 of US$100 million into Maseve, with approximately US$60 million funded by the Company to date.

A tabular reconciliation of the approximate actual use of proceeds versus the planned use of proceeds as stated in the prospectus from the 2010 $143.81 million financing follows:

(in thousands of dollars)
	Use of Proceeds Per 2010	Approximate Actual Use
	Short Form Prospectus	of Proceeds
	Offering
Maseve Subscription Right	$60,100	$59,470
Project 1 Development Program	48,288	51,825
Surface right and facilities (Project 1)	17,210	17,087
General (working capital and corporate costs)	10,000	6,982
Underwriter fee and other related costs	8,207	8,441

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

(in thousands of dollars)
	Use of Proceeds Per 2010	Approximate Actual Use
	Short Form Prospectus	of Proceeds
	Offering

	$143,805	$143,805

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continuing obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in explanatory notes to the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
	Total	< 1	1 – 3	3 – 5	> 5
		Year	Years	Years	Years

Payments (War Springs & Tweespalk)(1)	$77,620	$15,209	$30,418	$15,209	$-
Lease Obligations	285,460	113,582	140,307	-	-
Eskom–Power(2)	10,643,827	10,643,827	-	-	-
Insurance contracts	205,889	72,667	60,556	-	-
Other miscellaneous	110,338	-	-	-	-
Totals	$11,091,775	$10,845,285	$231,281	$15,209	$-

Explanatory Notes:
(1)

The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company is scheduled to receive connection and service for a 10 MVA construction power supply in 2013 and a total 40 MVA production power supply in later calendar 2013 in exchange for remaining connection fees and guarantees totaling Rand 90,508,735 ($10,643,827 at August 31, 2012).

Cash at August 31, 2012 is sufficient to fund the estimated general and development operations of the Company for calendar 2012 and into the first calendar quarter of 2013. However, the Company does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects, and has insufficient funds to complete construction of the mine at Project 1. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms.

As discussed elsewhere herein, the Company is seeking to secure the Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the Lenders with respect to the Project Loan Facility. As at the date of this MD&A, credit committee approval by the Lenders is not yet in place. If credit committee approval is obtained, commitment from the Lenders is expected to follow, following which the Project Loan Facility may advance to negotiation of definitive documentation. However, the Lenders are under no obligation to provide the Project Loan Facility on any particular set of terms, or at all. The completion of the Project Loan Facility is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. In addition, funding under the Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company secure additional equity funding, execute a concentrate off-take agreement, acquire and maintain all requisite permits and licences and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the Project Loan Facility is consummated, any inability of the Company or Wesizwe to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Wesizwe being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Even if the Project Loan Facility were to be consummated and funded in full at the proposed US$260 million, which cannot be assured, such amount represents only approximately 51.4% of the estimated Project 1 peak funding requirements, leaving an amount of approximately US$246 million left to fund including the Phase 1 US$100 million capital budget now underway. The Company is responsible for funding 74% of these obligations. The Company and Wesizwe will also be required to provide a cost overrun facility for the project. Accordingly, in order to satisfy the Company’s requirements with respect to the Project 1 capital cost requirements and its other anticipated operating and administrative costs, the Company must seek additional financing in late calendar 2012 or early 2013. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

G)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2012, there were 177,584,542 common shares outstanding, 13,759,500 incentive stock options outstanding at exercise prices of $1.00 to $4.40. At November 22, 2012, there were 177,584,542 common shares outstanding and 16,633,500 incentive stock options outstanding. During the period ending August 31, 2012, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.	RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Risks Relating to our Company

The Company’s current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

The Company is seeking to secure the Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the Lenders with respect to the Project Loan Facility. The Lenders are under no obligation to provide the Project Loan Facility on the terms described in this MD&A, or at all. The completion of the Project Loan Facility on the terms described in this MD&A is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company secure additional equity funding, execute a concentrate off-take agreement, acquire and maintain all requisite permits and licences and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the Project Loan Facility is consummated, any inability of the Company or Wesizwe to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Wesizwe being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Most of the Company’s properties contain no known mineral reserves.

Other than with respect to the Project 1 platinum mine, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3 which are not remotely located and has both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this MD&A have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significant from those the Company has anticipated.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2012, the Company recorded a foreign currency translation adjustment of approximately $31 million as a loss in other comprehensive income, which was primarily the result of translating the Company’s Rand denominated assets and liabilities in South Africa, and cash balances held in Rand, at weaker exchange rates to the Rand from Canadian Dollars at fiscal year-end on August 31, 2012.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the Project Loan Facility, if consummated and secured.

Maseve is currently negotiating and seeking to secure a Project Loan Facility. The Company expects that such facility, if consummated and if secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its 74% interest in the capital of Maseve. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the Project Loan Facility agreements, if consummated and if secured, will have various covenants, including financial tests that must be satisfied during the term of the Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the Project Loan Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in Maseve and the Project 1 platinum mine.

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the Project Loan Facility, if consummated and secured.

The anticipated timelines for the completion of Phase 1 and Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including consultants’ analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, availability of major equipment and personnel and the Company’s ability to obtain requisite funding, permits and licences and the Company’s ability to execute necessary agreements, some of which factors are beyond the Company’s control, and which could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. Any delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the Lenders to realise on any applicable security thereunder. This could result in a complete loss of the Company’s investment in Maseve. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (“Mining Charter”). Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction, a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary, and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. (“MAG Silver”), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to a shareholders’ agreement with Wesizwe (through its subsidiary Africa Wide) and Maseve (the “Maseve Shareholder’s Agreement”) related to the exploration and development of Project 1 and Project 3. Certain members of the management and boards of directors of Maseve are nominated by Africa Wide. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of Project 1 or Project 3 will always be consistent with the Company’s objectives. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg Project, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Any change in the management or strategic direction of one or more of the Company’s joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

The failure of the Company or its joint venture partners to fund their respective pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholder’s Agreement with Wesizwe (through its subsidiary Africa Wide) and Maseve related to the exploration and development of Project 1 and Project 3. Under the terms of the Maseve Shareholder’s Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve’s financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners’ shareholdings in Maseve. In the event that PTM RSA or Africa Wide declines or fails to contribute its pro-rata share of a cash call, its respective interest in Maseve would be diluted in proportion to the shortfall.

In addition, PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro-rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

In addition, because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash call could adversely affect the success of the applicable joint venture. The occurrence of the foregoing, as well as any dilution of the Company’s interests in its joint venture(s) as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2012, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, explosions, inclement weather, cave-ins, flooding and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of tailings and other waste generated by the Company’s operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company believes that it has the necessary surface access rights to develop Project 1; however, the Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The mining right for Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licences, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg prospecting right issued by the DMR is subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licences and permits, or a failure to comply with the terms of any such licences and permits that the Company has obtained, could have a material adverse impact on the Company.

In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

South African foreign exchange controls may limit repatriation of profits

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed on the Company in the future.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild-cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. Although the Company has not had issues at this time at its sites, there can be no assurance that wild-cat strikes and violence will not occur at the Company’s properties in the future. Wild-cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its start-up mine operations. The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The African National Congress (“ANC”) held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report (“SIMS Report”), commissioned by the ANC, was debated. A further conference will be held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Details of the resolutions adopted at the June 2012 policy conference were made publicly available on September 26, 2012. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including “state ownership”, and indicates that many of the proposals in the SIMS Report may be adopted at the December 2012 conference.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”) became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution (the “Constitution”) which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Land claims have been filed over the farms Disseldorp 369 LR, Kirstenspruit 351 LR and Bayswater 370 LR that form part of the Waterberg prospecting right area. As the Company does not hold these land rights no adverse effect on the Company's business or financial condition is anticipated, although the future acquisition of these land rights or the negotiation of rights of access should a decision to mine the area be taken may be negatively affected.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Social and Labour Plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The South African Minister of Mineral Resources has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. In terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken by it. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

Failure to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by historically disadvantaged South Africans (“HDSAs”) in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, or HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the BEE Act provides for the Codes of Good Practice for the Minerals Industry (the “Codes”) which specify empowerment targets consistent with the objectives of the BEE Act. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licences, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA contains provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg Project and for the Company’s prospecting right applications over ground adjacent to the Waterberg Project. In each case, the Company’s BEE partner holds a 26% interest in the operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo’s interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo’s interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles is below the 26% ownership level.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of 51%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg Project and the prospecting right applications over ground adjacent to the Waterberg Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA. See “Risk Factors – Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa”.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration which may be on non-commercial terms. Under the terms of the Maseve Shareholder’s Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only 26% of the equity.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Currently, the South African Department of Trade and Industry (“DTI”) is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Broad Based Black Economic Empowerment Codes of Good Practice (“Codes of Good Practice”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The DTI has recently proposed changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes of Good Practice. The DTI has released its proposed changes to the Codes of Good Practice and has invited all interested persons and the public to provide comments by December 4, 2012. The Company cannot predict the scope or timing of any amendments or modifications to the BEE Act, Codes of Good Practice or the Mining Charter, and the impact that these amendments or modifications may have on its business.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where any of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred”, which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, community royalties, various forms of duties, secondary tax on dividend distributions out of South Africa by South African subsidiaries (which was replaced by a dividend withholding tax with effect from April 1, 2012) and interest withholding tax with effect from July 1, 2013. The tax regime in South Africa is subject to change.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

In February 2012, the South African government announced a new carbon tax of R120 per tonne of carbon dioxide emissions above certain thresholds, which may be implemented in 2013 and rise by 10% each year until 2020.

The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realise lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the Toronto Stock Exchange fluctuated from a high of $1.70 to a low of $0.74 and on the NYSE MKT LLC (“NYSE MKT”) from a high of US$1.72 to a low of US$0.75 during the twelve month period ending August 31, 2012. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012
  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

5.	OUTLOOK

As discussed above, the Company is seeking to secure the Project Loan Facility for Maseve. However, credit committee approval by the Lenders is not yet in place. If credit committee approval is obtained, commitment from the Lenders is expected to follow, following which the Project Loan Facility may advance to negotiation of definitive documentation. In addition, funding under the Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company secure additional equity funding, execute a concentrate off-take agreement, acquire and maintain all requisite permits and licences and establish an agreed metals hedging program. See “Liquidity and Capital Resources” for a further discussion of the proposed Project Loan Facility.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Commencement of Phase 2 development at Project 1 will not begin until complete project financing is in place and off-take agreements are executed. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area. The box cut excavation for the south decline access is now nearly complete and ready for the turn under into underground mining.

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to purchase the off-take of concentrate from Project 1 on terms equivalent to terms agreed to by Maseve with another commercial off-taker. As at the date of this MD&A, formal legal agreements are in the process of being drafted based on the third party indicative terms described above. The indicative terms from the other commercial off-taker do not vary substantially from the terms modeled in the 2009 UFS; however, no assurances can be provided that the agreements will be finalized on such terms or at all.

Following the completion of the 2009 UFS, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also gained construction and procurement experience under the Phase 1 development program currently underway. Major contracts, project costing and final scheduling for Phase 2 development are in process of final determination. Based on post 2009 UFS work completed by the Company, a revised cost budget estimate for inclusion in a financial model for the Lenders was completed in April 2012.

Some aspects of the project are currently being priced at or below 2009 UFS level, while escalation is being seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009. As at November 15, 2012, the Rand has weakened to approximately R8.93 to the US$ versus the 2009 UFS long term assumption of R8 to the US$. This has the effect of reducing the US$ denominated peak funding for the project. In addition, as at November 15, 2012, the Merensky basket price per 4E ounce is approximately US$1,307 as compared to the 3 year trailing market price (US$1,185 in September 2009) and the recent market price (US$1,025 in September 2009) cited in the 2009 UFS.

Once the required financing for Phase 2 of Project 1 is established, the Company intends to commence Phase 2 development. As designed in the 2009 UFS, Phase 2 will include a second, southern twin decline access into the ore body as well as milling, concentrating and tailings facilities and extensive underground development. Plant and facility construction and commissioning are estimated to take two years to complete. Full commercial production at steady state is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant.

The Company plans to continue working with its joint venture partners, who are also providing funding, to conduct exploration on the Waterberg and Sable projects. Since the November 9, 2011 announcement of the discovery of new PGE bearing reefs at Waterberg, exploration has been accelerated by the Company and joint venture partner JOGMEC with 10 drilling rigs now active on the project.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

6.	CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. Our accounting policies are described in note 3 of our August 31, 2012 unaudited quarterly condensed consolidated financial statements.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

As at August 31, 2012, the Company’s market capitalization was $136 million, compared to a net asset value of $221 million. In respect of long-lived assets recorded in accordance with IAS 16, such as the Project 1 capitalized costs, this is considered to be an indicator of impairment and requires an impairment assessment to be made.

Management has considered a number of factors relating to this asset such as metal prices, projected costs to operate, availability and costs of finance, cost and progress of mine construction and terms of off-take agreements. Management has concluded, based on this analysis that no impairment has occurred in respect of Project 1 currently under construction. At the time of writing the Company’s market capitalization is approximately $181 million.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of our share price. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

7.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for financial periods beginning on and after January 1, 2011. The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

The Company has now completed its IFRS changeover plan. The following discussion outlines the Company’s transition project and IFRS transitional impacts. Notes 2 and 17 to the consolidated interim financial statements provide more detail on key Canadian GAAP to IFRS differences and accounting policy decisions.

IFRS Conversion Plan Completion

The Company’s IFRS conversion plan addressed matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the accounting staff attended several training courses on the adoption and implementation of IFRS. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s needs. The Company has also reviewed its internal and disclosure control processes and they did not need significant modification as a result of the conversion to IFRS. Further, the Company assessed the impact on IT and data systems and concluded there were no significant impact to applications arising from the transition to IFRS.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional exemptions the Company applied in the conversion from Canadian GAAP to IFRS.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

(a)	Business Combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company has not restated past business combinations to comply with IFRS 3, where control was obtained before the transition date.

(b)	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its Transition Date.

Significant Accounting Policy Changes on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS has not changed the cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. A summary of the significant accounting policy changes on transition to IFRS is provided below.

(a)	Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively meant the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Under Canadian GAAP, the gain or loss was recognized in the profit or loss.

(b)	Deferred Income Taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS, deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for R56 million have been made on transition.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

(c)	Pre-exploration costs

Under IFRS, expenditures that are incurred before the company has the legal right to explore the specific property must be expensed. Canadian GAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under Canadian GAAP. This accounting policy change resulted in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

(d)	Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRS Interpretations Committee interpretations will be evaluated as they are drafted and published.

8.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2012 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at August 31, 2012 the Company’s disclosure control procedures were effective.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2012. Based on this evaluation, management has concluded that as at August 31, 2012, the Company’s internal control over financial reporting was effective.

Changes in Internal Controls over Financial Reporting

During the year ended August 31, 2012, management assessed internal controls over financial reporting as a step in their IFRS transition plan. As a result of this assessment, management determined that no significant changes were required. No change in the Company’s internal control over financial reporting occurred during the year ended August 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2012.

9.	NYSE MKT LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.	OTHER INFORMATION

Additional information relating to the Company for the period ending August 31, 2012 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2012 together with the notes thereto as well as the Annual Information Form for the Company’s financial year ended August 31, 2012.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 subject to shareholder approval. The shareholder rights plan is now effective and will require shareholder ratification within six months of the date of the shareholder rights plan to remain in place. Approval of the shareholders rights plan is to be voted upon by shareholders at the Company’s annual general meeting on January 8, 2013.

11.	SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in this MD&A:

  On September 7, 2012, the Company granted 3,524,000 incentive stock options at a price of $0.96 per share to its employee and directors.

  On September 5, 2012, RPM, a wholly owned subsidiary of Anglo, exercised its first right of refusal to purchase the off-take of concentrate from Project 1.

  On September 25, 2012, the Company granted 100,000 incentive stock options at a price of $1.11 per share to a consultant.

  On October 22, 2012, the Company granted 50,000 incentive stock options at a price of $1.03 per share to an employee.

  On October 23, 2012, 150,000 incentive stock options at a price of $4.15 per share expired without exercise.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2012

  On October 26, 2012, 650,000 incentive stock options at a price of $4.40 per share expired without exercise.

  On October 31, 2012, the Company received US$2,000 from JOGMEC for contribution towards the 2012 Waterberg work program.

  On November 5, 2012 the Company announced a significant expansion to drilled intercepts in the area of its Waterberg discovery.

12.	LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow